Filed by J1 Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

3 reasons why Grab is going public with a SPAC vs. a traditional IPO

Fortune

By Clay Chandler

14 April 2021

Grab Holdings, Southeast Asia’s most valuable startup, announced Tuesday that it will go public by merging with a New York–listed special purpose acquisition company (SPAC) controlled by Altimeter Capital Management, a Silicon Valley group known for investing in late-stage technology companies.

The deal will raise $4.5 billion in cash and will value the combined entity at nearly $40 billion—making it the largest SPAC merger ever.

But the alliance is noteworthy for more than its size. Grab is one of the world’s most promising unicorns. Launched from a gritty warehouse in Kuala Lumpur, Malaysia, in 2012 as an Uber-inspired taxi-hailing service, the company has metamorphosed into an “everyday superapp” that now provides a host of services—including food and package delivery, digital payments, insurance, and even health care—to hundreds of millions of customers in more than 350 cities across eight countries. Grab’s venture investors include heavyweights like SoftBank Group, Didi Chuxing, Microsoft, Mitsubishi UFJ Financial Group, Toyota Motor, and Uber Technologies.

So it was a surprise to many that such a high-flying startup would chose to go public via a “blank check model” that involves raising money for a shell company, listing the shell company, and then using it to buy an existing enterprise. Until only a few years ago, that strategy was disparaged as a dodge for shady, penny-stock ventures keen to avoid the scrutiny of a traditional IPO.

SPAC listings remain controversial among investors. Critics say they’re terrible for investors because they short-circuit the normal back-and-forth with regulators required for a traditional IPO, disproportionately reward sponsors, and tend to perform poorly after companies come to market. The U.S. Securities and Exchange Commission last month opened an inquiry into the SPAC boom, sending letters to Wall Street banks seeking information about their dealings with the investment vehicles.

But SPACs have surged in popularity since last summer, raising nearly $100 billion this year even before the Grab announcement. Their popularity has been bouyed by the SPAC success of a handful of high-profile companies including sports-betting firm DraftKings Inc., and Richard Branson’s space tourism company Virgin Galactic Holdings Inc.

For companies, one oft-cited advantage to going public via SPAC merger is that it’s faster than a traditional IPO, often shaving the time required to go to market by three or four months. Other proponents argue SPAC deals are less susceptible than the standard listing process to being scuttled at the last minute by market turbulence.

But Grab president Ming Maa, in an interview with Fortune, stressed that Grab’s decision to merge with Altimeter was driven by a desire to find committed, long-term investment partners who shared Grab’s values and strategic vision—and had nothing to do with concerns about speed or market volatility. “Working with Altimeter gives us a very unique opportunity to create a cap table with partners who are committed to be co-owners of the business and long-term partners,” Maa said. “Altimeter committed to a three-year lockup, which is quite unique.” That differs significantly, he noted, from “a traditional IPO where oftentimes the investment bankers will allocate capital to their institutional clients who may or may not be long-term investors.”

Highlights from Fortune’s interview with Maa, which have been edited for length and clarity, are below:

Fortune: Why a SPAC? And why now?

Maa: We have been preparing for a public listing for some time now. But I think partnering with Altimeter was the best way to go public for three different reasons. The first is, working with Altimeter gives us a very unique opportunity to create a cap table with partners that are committed to be co-owners of the business, and long-term partners. Altimeter committed to a three-year lock up which is quite unique. If I compare and contrast that process with a traditional IPO, where oftentimes the investment bankers will allocate capital to their institutional clients who may or may not be long-term investors in the company, working through this process with [Altimeter CEO Brad Gerstner] allowed us to really craft that cap table from day one.

The second is Grab fundamentally believes in our mission for creating economic empowerment. In fact, we’ve created a Grab for Good endowment fund for our driver partners and our merchant partners, and Altimeter is donating 10% of their sponsor promote to the fund. That just again reinforces their commitment not just to the business but to the mission that we’re undertaking.

And I think the last thing that I would just point out is that they just know what it takes. They are repeat entrepreneurs themselves and we value their experience as long-term partners and co-owners of the business. For us it was very, very clear.

Was it important that a SPAC deal might help Grab to go public faster than a traditional IPO?

Not really. I think the timing was never a significant consideration for us. The key is having the right partners. The way that we’ve always approached our business is first optimize for finding the right partners. We’ve always believed in what internally we call standing on the shoulders of giants. Whether it’s Uber, Didi, Toyota, Microsoft. These are all leading businesses who are clear in their vision, clear in what they do. And could help us as guides to clearly see the path. We think that Altimeter and Brad stand with those folks.

How do you assess Grab’s financial performance over the past year?

What’s been fascinating in the public market is obviously there is always the question around profitability and the trade-off between profitability and growth. I think that the way we’ve thought about this is that there doesn’t have to be a trade-off between the two. If you look at the business now we’ve been working very hard on our ride sharing businesses, which has been profitable on an EBITA basis since Q4 2019. In our delivery business we’re profitable on an EBITA basis in five of the six markets that we operate in. And the key to all of this is that a super app is so different from a pure ride sharing app or a pure food delivery business. There are two key benefits to the super app.

The first is we can very easily cross-sell new services to our consumers. That ultimately leads to higher loyalty, better spend, better unit economics over time, similar to what you see in China with WeChat.

The second point, which is often under-appreciated is the super app strategy allows us to create a shared delivery fleet. These are drivers that can toggle back and forth between doing deliveries for people, they can deliver food, they can deliver packages during any given part of the day. The reason that’s so important is that creates more earning opportunities for partners, which allows us to lower our incentive costs compared to just a pure ride-hailing or delivery business where you’ll see these peaks and troughs during the day.

How would you asses Grab’s burn rate relative to your competition?

Rather than comparing against the competition, I would say we have a very clear view around where the growth opportunities are for us and where we see the growth for the next five or ten years. And the key for us is to continue building out this one platform that serves all of your everyday needs.

If you think about deliveries, it’s about more than just about restaurants. It’s about the corner convenience store. It’s about fresh groceries. And we’re also very well-positioned for the future of e-commerce, which is all about getting your packages in two or three hours instead of two or three days. And so that on-demand, last-mile delivery network is very powerful for us.

The second is we’re going to continue focusing on investing into our financial services network, and that’s all about democratizing banking. And it’s quite difficult to appreciate what’s happening unless you’re on the ground, but we have now a very broad suite of financial services and licenses across all six major countries. And the way that we go to market is largely by fractionalizing the traditional services like lending, insurance, and wealth management.

At the end of last year, we also received a digital banking license in Singapore. That marks a very different business that has a tremendous amount of growth going forward, and also marks our entry into the regulated, the positive side of financial services.

What are the regulatory challenges you face and how would you compare what’s going on with regulating financial services in Southeast Asia right now with what we see happening in China?

It all starts with appreciating that every country is very different. The Singapore regime is very different from Indonesia. Every product requires a license, every financial services offering that we have requires a licensing process. And getting those licenses and applying for those licenses takes time.

And in fact we think this is an advantage that we have. We have now a significant portfolio of licenses to offer financial services, licenses across all the core six countries. We have lending licenses in five countries, we have digital banking licenses in Singapore. And when you think of the overall business, our business was founded on trust and building trust with consumers. And as we enter into the financial services business, it’s also now about extending that trust and really building that trust with the regulators.

In Malaysia we are the only non-government-linked digital wallet that the government uses to distribute COVID-relief aid straight to consumers. And the reason they use our wallet is that they know that the money they inject into the system will then be recycled in the real economy with small and medium enterprises, with micro-entrepreneurs, with restaurant owners, and so there is a very virtuous cycle that has developed by partnering with us.

In Indonesia, our digital wallet has delivered more COVID relief to citizens than any other wallet. And again it’s about this partnership with the governments who understand that many times the most efficient and effective way to distribute aid and to reach consumers is through digital wallet companies like ourselves.

Will this deal dilute founder’s ownership and control?

There is obviously some financial dilution. The new private investment public equity investors and the SPAC investors coming in will take just under 12% of the company. But it doesn’t change the governance or the control of the business. I think what’s more important, frankly, is that as we mature as a business we’re evolving our governance to ensure that we have the right governance in place.

Link to article: https://fortune.com/2021/04/14/grab-spac-ipo-altimeter-going-public-why/

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.